SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                  Under the Securities and Exchange Act of 1934



                               (Amendment No. 1 )


                     SOUTHERN ELECTRONICS DISTRIBUTORS, INC.
                                (Name of Issuer)

                                     Common
                         (Title of Class of Securities )


                                    842811101
                                 (CUSIP NUMBER)

                         A cross appears below if a fee
                        is being paid with this statement

1)      Name of Reporting
        SS or IRS Identification      Pioneering Management
        Nos. of Above Persons         Corporation

2)      Check the Appropriate Box     (a)
        of A Member of  Group
        (See Instructions)            (b)  X

3)      SEC Use Only

4)      Citizenship of Place of
        Organization

        Number of                     (5)  Sole Voting Power      675000
        Shares
        Beneficially Owned            (6)  Shared Voting Power    0
        by Each Reporting
        Person With                   (7)  Sole Dispositive       0
                                            Power

                                      (8)  Shared Dispositive     675000
                                             Power

9)      Aggregate Amount Bene-        675000
        ficially Owned by Each
        Reporting Person

10)     Check if the aggregate
        Amount in Row  (9) Ex-
        clude Certain Shares (See
        Instructions)

11)     Percent of Class Represented
        By Amount in Row 9.           9.73%

12)     Type of Reporting
        Person (See Instructions)     IA

Item 1(a)         Name of Issuer.

                  SOUTHERN ELECTRONICS DISTRIBUTORS, INC.

Item 1(b)         Address of User's Principal Executive Office's

                  Mr.  Larry  G.  Ayers
                  Treasurer
                  SOUTHERN ELECTRONICS DISTRIBUTORS, INC.
                  4916 North Royal Atlanta Drive
                  Tucker, GA 30084

Item 2(a)         Name of Person Filing.

                  Pioneering Management Corporation

Item 2(b)         Address of Principal Business Office:

                  60 State Street, Boston, MA 02109

Item 2(c)         Citizenship:

                  State Of Delaware - Pioneering Management Corporation.

Item 2(d)         Title of Class of Securities.

                  Common Stock

Item 2(e)         CUSIP Number.

                  842811101

Item 3 The person filing this statement pursuant to Rule 13-1(b) or 13d-2 is:

                  (a) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4.  Ownership

(a)       Amount Beneficially Owned                                     675000

(b)       Percent of Class                                              9.73%


(c)      Number of shares as to which such person has

         (i)      sole power to vote or to direct the vote             675000

         (ii)     shared power to vote or to direct vote               0

         (iii)    sole power to dispose or to direct disposition of    0

         (iv)     shared power to dispose or to direct disposition     675000

Item  5. Ownership of Five Percent or Less of a Class.

         Inapplicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company.

         Inapplicable.

Item 8.  Identification and Classification of Members of the Group.

         Inapplicable.

Item 9.  Notice of Dissolution of the Group.

         Inapplicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.


         January  9, 1996
                  Date




         /s/ William H. Keough
                  Signature


         William H. Keough, Senior Vice Present
         Chief Financial Officer and Treasure
         Type Name and Title